UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi 2Q20

EARNINGS RELEASE

Investor Relations | August 13, 2020

2Q20 HIGHLIGHTS

Earnings Release	August 13, 2020

Conference Call in English

August 14, 2020

10:00 a.m. (Brasília)

9:00 a.m. (NY) / 1:00 p.m. (UK)

Webcast: click here

Telephone: US: +1 (646) 843 6054 | +55 (11) 2188-0155 Code: Oi

Replay available until August 21, 2020:

+55 (11) 2188-0400

Replay code: Oi

Conference Call in Portuguese SIMULTANEOUS TRANSLATION

August 14, 2020

10:00 a.m. (Brasília)

9:00 a.m. (NY) / 1:00 p.m. (UK)

Webcast: click here

Telephone: +55 (11) 2188-0155 | +1 646 843 6054 Code: Oi

Replay available until August 21, 2020:

+55 (11) 2188-0400

Replay code: Oi

Consolidated Information and Results (Unaudited)

This report contains the operating and financial performance of Oi S.A. – under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) – and its subsidiaries for the second quarter of 2020.

2

2Q20 HIGHLIGHTS

HIGHLIGHTS OF BRAZILIAN OPERATIONS

3

2Q20 HIGHLIGHTS

Content

Table 1 – Highlights

in R$ million or otherwise stated	2Q20	2Q19	1Q20	YoY	QoQ	2020	2019	YoY
Oi S.A. Consolidated
Total Net Revenues	4,544	5,091	4,749	-10.8%	-4.3%	9,292	10,221	-9.1%
Routine EBITDA	1,359	1,599	1,533	-15.0%	-11.4%	2,891	3,226	-10.4%
Routine EBITDA Margin (%)	29.9%	31.4%	32.3%	-1.5 p.p.	-2.4 p.p.	62.2%	63.1%	-0.9 p.p.
Net Income (Loss) attributable to owners of the Company	-3,409	-1,559	-6,280	118.7%	n.m.	-9,689	-991	n.m.
Net Debt	20,043	12,573	18,131	59.4%	10.5%	38,174	22,679	68.3%
Available Cash	6,073	4,296	6,310	41.4%	-3.8%	12,382	10,562	17.2%
CAPEX	1,758	2,061	1,794	-14.7%	-2.0%	3,552	3,786	-6.2%

in R$ million or otherwise stated	2Q20	2Q19	1Q20	YoY	QoQ	2020	2019	YoY
BRAZIL
Revenue Generating Units - ('000)	52,326	55,870	52,654	-6.3%	-0.6%	52,326	55,870	-6.3%
Residential	11,786	14,011	12,068	-15.9%	-2.3%	11,786	14,011	-15.9%
Personal Mobility	33,988	34,701	33,946	-2.1%	0.1%	33,988	34,701	-2.1%
B2B	6,395	6,761	6,481	-5.4%	-1.3%	6,395	6,761	-5.4%
Public Telephones	158	396	159	-60.2%	-0.7%	158	396	-60.2%
Total Net Revenues	4,490	5,046	4,700	-11.0%	-4.5%	9,189	10,132	-9.3%
Net Service Revenues(1)	4,478	5,004	4,678	-10.5%	-4.3%	9,156	10,042	-8.8%
Residential	1,583	1,857	1,654	-14.8%	-4.3%	3,237	3,738	-13.4%
Personal Mobility	1,607	1,691	1,681	-5.0%	-4.4%	3,288	3,390	-3.0%
Customer (3)	1,549	1,633	1,623	-5.2%	-4.6%	3,172	3,257	-2.6%
B2B	1,265	1,418	1,317	-10.8%	-4.0%	2,582	2,834	-8.9%
Net Customer Revenues(2)	4,374	4,900	4,582	-10.7%	-4.5%	8,956	9,819	-8.8%
Routine EBITDA	1,464	1,588	1,481	-7.8%	-1.1%	2,946	3,204	-8.1%
Routine EBITDA Margin (%)	32.6%	31.5%	31.5%	1.1 p.p.	1.1 p.p.	32.1%	31.6%	0.4 p.p.
CAPEX	1,751	2,057	1,781	-14.9%	-1.7%	3,531	3,774	-6.4%
Routine EBITDA - CAPEX	-286	-469	-299	-38.9%	-4.4%	-586	-571	2.6%

(1) Excludes handset revenues.

(2) Excludes handset and network usage revenues.

4

2Q20 HIGHLIGHTS

IFRS 16 - Leases

As of January 1, 2019, the Company began adopting the IFRS 16 standards that came into effect then. The standard sets forth the principles for the recognition, measurement, presentation and disclosure of leases and requires tenants to account for all leases under a single model in the balance sheet.

Therefore, the sections of this document are presented considering the impacts of the adoption of IFRS 16.

5

Operating RESULTS

Net Revenues

Table 2 – Breakdown of Net Revenues

	Quarter					6 months			Weight %
R$ million	2Q20	2Q19	1Q20	YoY	QoQ	2020	2019	YoY	2Q20	2Q19
Consolidated Total Net Revenues	4,544	5,091	4,749	-10.8%	-4.3%	9,292	10,221	-9.1%	100%	100%
Brazil	4,490	5,046	4,700	-11.0%	-4.5%	9,189	10,132	-9.3%	98.8%	99.1%
Residential	1,583	1,857	1,654	-14.8%	-4.3%	3,237	3,738	-13.4%	34.8%	36.5%
Personal Mobility	1,619	1,732	1,702	-6.5%	-4.9%	3,321	3,477	-4.5%	35.6%	34.0%
B2B	1,265	1,419	1,317	-10.9%	-4.0%	2,582	2,837	-9.0%	27.8%	27.9%
Other services	24	38	26	-37.1%	-10.3%	50	80	-37.5%	0.5%	0.7%
International Operations	54	45	49	19.7%	10.5%	103	89	15.4%	1.2%	0.9%

Brazil
Net Service Revenues	4,478	5,004	4,678	-10.5%	-4.3%	9,156	10,042	-8.8%	98.5%	98.3%
Net Customer Revenues	4,374	4,900	4,582	-10.7%	-4.5%	8,956	9,819	-8.8%	96.3%	96.2%

Consolidated net revenues totaled R$ 4,544 million in 2Q20 (-10.8% y.o.y. and -4.3% q.o.q.). Net revenues from Brazilian operations (“Brazil”) totaled R$ 4,490 million in 2Q20 (-11.0% y.o.y. and -4.5% q.o.q.), while net revenues from international operations (Africa and East Timor) totaled R$ 54 million (+19.7% y.o.y. and +10.5% q.o.q.).

BRAZIL

Net revenues from Brazilian operations stood at R$ 4,490 million in 2Q20, 11.0% lower than in 2Q19. The most accelerated decline was mainly due to the effects of the COVID-19 pandemic and the containment policies adopted in Brazil, but it also reflects Oi’s strategy of divestment in legacy services (copper and DTH) in the Residential and B2B segments, partially offset by growth in services with rising revenues – Fiber, IT and postpaid.

The sequential comparison was influenced by the same factors, leading to a 4.5% reduction.

Total net service revenues, which exclude revenues from handset sales, stood at R$ 4,478 million in 2Q20 (-10.5% y.o.y. and -4.3% q.o.q.). Total net customer revenues, which exclude network usage and handset revenues came to R$ 4,374 million in the period (-10.7% y.o.y. and -4.5% q.o.q.).

6

Operating RESULTS

Residential

Table 3 – Net Revenues and RGUs of the Residential segment

	2Q20	2Q19	1Q20	YoY	QoQ	2020	2019	YoY
Residential
Net Revenues (R$ million)	1,583	1,857	1,654	-14.8%	-4.3%	3,237	3,738	-13.4%
Copper	957	1,390	1,058	-31.2%	-9.6%	2,015	2,818	-28.5%
Copper Voice	593	854	651	-30.6%	-8.9%	1,243	1,753	-29.1%
Copper Broadband	364	536	408	-32.1%	-10.7%	772	1,065	-27.5%
DTH TV	371	428	402	-13.3%	-7.8%	773	857	-9.8%
Fiber	255	39	194	549.9%	31.8%	449	63	611.1%
Revenue Generating Units (RGU) - ('000)	11,786	14,011	12,068	-15.9%	-2.3%	11,786	14,011	-15.9%
Copper	8,140	12,074	9,058	-32.6%	-10.1%	8,140	12,074	-32.6%
Fixed Line in Service	5,364	7,613	5,887	-29.5%	-8.9%	5,364	7,613	-29.5%
Fixed Broadband	2,776	4,461	3,171	-37.8%	-12.5%	2,776	4,461	-37.8%
DTH TV	1,234	1,545	1,306	-20.1%	-5.5%	1,234	1,545	-20.1%
Fiber	2,411	392	1,704	515.7%	41.5%	2,411	392	515.7%
Fixed Line in Service	1,146	158	792	626.4%	44.7%	1,146	158	626.4%
Fixed Broadband	1,194	210	845	467.2%	41.3%	1,194	210	467.2%
IPTV	72	23	67	207.5%	6.9%	72	23	207.5%
FTTH - Homes Connected (HC's)	1,236	219	889	463.7%	39.0%	1,236	219	463.7%

Residential net revenues totaled R$ 1,583 million in 2Q20 (-14.8% y.o.y. and -4.3% q.o.q.). As mentioned earlier, the Company has strategically reduced incentives for legacy services, contributing to this decline. In addition, there is a natural downward trend in demand for copper voice and broadband services. On the other hand, the Company's strategy of focusing efforts and investments on the implementation of the Fiber Expansion Plan continues to be the main driver of the reversal of the segment's revenue trajectory. In June 2020, growth in revenues from Fiber services more than offset the decline in revenues from legacy services.

In 2Q20, the Company continued to accelerate investments in fiber in order to deliver high-speed broadband to our customers’ homes and provide a better experience. In addition, as part of the strategy to make the segment more profitable, the Company launched new fiber broadband offers, with speeds of up to 400Mbps, surpassing the other market offers.

The fiber (FTTH) expansion project continues to grow strongly and present consistent results. At the end of 2Q20, the Company reached 6.7 million homes passed (HP) and 1.3 million homes connected (HC), 1.2 million of which in the Residential segment, reaching 1.5 million connected homes at the end of July 2020.

Oi closed 2Q20 with 11,786 thousand RGUs in the Residential segment (-15.9% y.o.y. and -2.3% q.o.q.). The change in the profile of involuntary disconnections, with a reduction in the disconnection threshold from 120 to 90 days overdue as of 4Q19, continued to contribute to this decline and mostly affected legacy services. Regarding Fiber RGUs, despite the smaller base, we observed an upward curve of connections, ending 2Q20 with significant growth of 41.5% over 1Q20 and 515.7% over 2Q19.

Residential ARPU

Residential ARPU was R$ 79.6 in 2Q20 (+0.7% y.o.y. and -1.8% q.o.q.). The annual growth was mainly driven by an increase in Broadband and DTH TV ARPU in the period, benefiting from the change in the profile of involuntary disconnections, in addition to 7.0% growth in Oi Fibra's ARPU.

7

Operating RESULTS

Copper Fixed Voice

Oi closed 2Q20 with 5,364 thousand fixed line customers in the Residential segment (-29.5% y.o.y. and -8.9% q.o.q.). Demand for fixed line services continued to decline, as these services have been increasingly replaced by mobile services, especially data services. As a result, copper fixed line ARPU, considering interconnection revenues, fell 4.9% year on year and remained in line with 1Q20.

Revenues from legacy products remain under heavy pressure, as the Company has been reducing its commercial focus on copper, both in voice and broadband, and prioritizing commercial and financial efforts in the fiber project, which has greater value creation potential.

Copper Broadband

Oi ended 2Q20 with 2,776 thousand fixed copper broadband RGUs in the Residential segment (-37.8% y.o.y. and -12.5% q.o.q.).

Most of the Company’s current broadband base is composed of copper accesses (VDSL and ADSL). As mentioned earlier, Oi has been reducing proactive sales of the copper portfolio and boosting expansion and sales efforts focused on FTTH, thus accelerating expansion and migration of customers to fiber, the main driver of the resumption of growth, based on its infrastructure competitive advantage.

In addition, intense competition from regional players who offer broadband services in small towns outside major urban centers and the impact of the reduction in the disconnection threshold from 120 to 90 days overdue were the main drivers of the decline in the copper service customer base. In 2Q20, this decline was also intensified by the migration of customers to fiber in order to get a better experience in this period when many people are working remotely, due to the COVID-19 pandemic.

DTH TV

The Residential DTH TV base ended the quarter with 1,234 thousand RGUs (-20.1% y.o.y. and -5.5% q.o.q.).

Oi recorded pay-TV net disconnections of 311 thousand RGUs compared with 2Q19 and 71 thousand RGUs compared with 1Q20. Oi TV’s penetration in households with an Oi copper fixed line reached 23.0% in 2Q20 (+2.7 p.p. y.o.y. and +0.8 p.p. q.o.q.). Pay-TV ARPU rose 6.4% over 2Q19, but dropped 2.2% from 1Q20.

DTH TV net revenues fell 13.3% from 2Q19 and 7.8% from 1Q20, reflecting the Company’s strategy of allocating more resources to accelerate investments in fiber, including the offering of IPTV services.

FIBER

In 2Q20, the Company continued the strong pace of investments in the expansion of the Fiber network and accesses, closing the quarter with 6.7 million homes passed with fiber (HP). Once again, the Company added more than 1 million HP to its base in the quarter. This represents a monthly average of over 365 thousand HP during this 2Q20, in line the 2019 strategic plan, which states that Oi intends to reach 16 million homes passed by the end of 2021.

Oi closed 2Q20 with around 1.3 million homes connected (HC) to fiber and a take-up rate of 19.4%. Oi Fibra was present in 127 municipalities. In July 2020, we reached 7.1 million HP and approximately 1.5 million HC, increasing the take-up rate to 20.5%. The exploration of FTTH opportunities has proven to be effective. FTTH net adds

8

Operating RESULTS

totaled 357 thousand customers in 2Q20, outperforming the other main Brazilian players combined. In June, there were 137 thousand net additions of FTTH, the highest number since the beginning of the Fiber project.

The Company monitors the evolution of investments in fiber and has been improving its installation, support, sales and marketing initiatives since the beginning of the project. The results can be seen in the take-up rates by HP cohort. The first cohorts, of October 2018 and January 2019, reached a take-up rate of 16% and 21%, respectively, at the end of 2Q20, while the cohorts of April 2019 and July 2019 reached a take-up rate of 24% at the end of the same period. The take-up rates of the October, November and December 2019 cohorts increased even faster, reaching 20% in the period. The 2020 cohorts have take-up rates over 13% three months after the installation. It is essential to monitor these indicators when evaluating investments in FTTH.

Thanks to the strategy of accelerating FTTH sales, Oi continued to sell IPTV and Voice services via fiber. Approximately 89% of our residential customers had two or more FTTH products (Broadband, TV and Voice) at the end of 2Q20, up from 72% at the end of 2Q19 and 84% at the end of 1Q20. Fiber ARPU was R$ 80.7 in 2Q20, up 7% from R$ 75.4 in 2Q19 and down 4.5% from R$ 84.5 in 1Q20. The quarter-on-quarter decline was mainly due to current offerings, where the Company is offering a promotion to new customers with the monthly fee for the first month free. The strategy of selling bundles is still in progress and has shown satisfactory results.

Fiber revenues reached R$ 268 million in 2Q20, of which R$ 255 million from residential customers and R$ 13 million from enterprises (B2B). Oi recorded impressive annual growth of 531%, with a 550% increase in residential customers. Compared to 1Q20, Fiber revenues grew R$ 63 million, or 31%, with an increase of R$ 61.5 million, or 32%, in residential customers. Fiber revenues have helped partially offset the decline in copper revenues. In 2Q19, Fiber accounted for 2.1% of total Residential revenues, and this share rose to 16.1% in 2Q20.

As a result of the strategy, after a long period of decline, in June the total revenue of the residential segment started to present monthly growth, reversing the structural trend, driven by the strong expansion of fiber, whose growth already more than compensates the decline in legacy revenue (Cobre + DTH). Annualized fiber revenue, based on June revenue, is already over R$ 1.1 billion reais.

The Company’s strategic focus continues to be on leveraging its leadership in fiber and infrastructure, maximizing value across all business segments, based on the more than 388 thousand kilometers of fiber that Oi has spread across the country.

9

Operating RESULTS

Personal Mobility

Table 4 – Net Revenues and RGUs of the Personal Mobility segment

	2Q20	2Q19	1Q20	YoY	QoQ	2020	2019	YoY
Personal Mobility
Net Revenues (R$ million)	1,619	1,732	1,702	-6.5%	-4.9%	3,321	3,477	-4.5%
Service	1,607	1,691	1,681	-5.0%	-4.4%	3,288	3,390	-3.0%
Customer (1)	1,549	1,633	1,623	-5.2%	-4.6%	3,172	3,257	-2.6%
Prepaid	635	772	681	-17.7%	-6.7%	1,316	1,553	-15.2%
Postpaid	905	850	930	6.5%	-2.7%	1,835	1,679	9.3%
Other	8	11	12	-23.2%	-30.2%	20	25	-18.4%
Network Usage	58	58	57	-0.3%	1.6%	116	133	-13.2%
Sales of handsets, SIM cards and others	12	41	21	-70.8%	-44.4%	33	87	-61.9%
Revenue Generating Units (RGU) - ('000)	33,988	34,701	33,946	-2.1%	0.1%	33,988	34,701	-2.1%
Prepaid Plans	24,269	26,168	24,163	-7.3%	0.4%	24,269	26,168	-7.3%
Postpaid Plans (2)	9,719	8,533	9,784	13.9%	-0.7%	9,719	8,533	13.9%

(1) Excludes handset and network usage revenues.

(2) Includes postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

Personal Mobility net revenues totaled R$ 1,619 million in 2Q20 (-6.5% y.o.y. and -4.9% q.o.q.). This reduction was driven by a more challenging scenario due to the COVID-19 pandemic, with the closure of stores and a decrease in the number of recharge outlets, in addition to the impacts on the population’s income. In the year-on-year comparison, this reduction was partially offset by growth in the postpaid customer base, driven by simpler and more assertive regional offers and migration from the prepaid customer base.

Following the downward market trend, our prepaid revenues declined, due to the slow economic recovery, the high unemployment rates, the consequences of the pandemic and the migration from voice to data. In 2Q20, the impact of the COVID-19 pandemic and social isolation, with the closure of stores and recharge outlets and restrictions on the movement of people, was even bigger than in 1Q20. The prepaid segment declined sharply in April, but quickly recovered in the next months, returning, in June, to the levels of recharge prior to the containment period. Meanwhile, postpaid revenue were impacted, mainly due to the closure of stores.

The postpaid customer base increased 13.9% over 2Q19, but edged down 0.7% from 1Q20. The prepaid segment grew 0.4% over 1Q20.

Customer revenues, which exclude interconnection and handset revenues, totaled R$ 1,549 million in 2Q20, a decline of 5.2% from 2Q19 and 4.6% from 1Q20, mainly due to the impacts of the pandemic, which culminated in the closure of stores and restricted movement of people, leading to a lower number of recharges.

Network usage revenues totaled R$ 58 million in 2Q20, in line with 2Q19 (-0.3%) and up 1.6% over 1Q20. Handset revenues totaled R$ 12 million, a decline of R$ 29 million from 2Q19 and R$ 9 million from 1Q20, impacted by store closures due to COVID-19.

Oi closed 2Q20 with 33,988 thousand RGUs in Personal Mobility, falling 2.1% from 2Q19, with 713 thousand net disconnections, resulting from 1,899 thousand disconnections in the prepaid segment, which were partially offset by 1,186 thousand additions in the postpaid segment. The number of additions was in line with 1Q20, with an increase of 0.4% in the prepaid segment and a decline of 0.7% in the postpaid segment.

10

Operating RESULTS

Oi’s total mobile customer base (Personal Mobility + B2B) came to 36,670 thousand RGUs, 2,682 thousand of which in the B2B segment.

Prepaid

The prepaid customer base closed 2Q20 with 24,269 thousand RGUs, a decline of 7.3% from 2Q19 and a slight increase of 0.4% over 1Q20. The main factor for the annual reduction is the company's policy of incentives for the migration of customers from the prepaid segment to the postpaid segment.

Recharge volume decreased 8.6% from 2Q19 and 4.8% from 1Q20. The number of customers making recharges fell 16.1% from 2Q19 and 5.4% from 1Q20, mainly due to (i) a decline in the prepaid market; (ii) high unemployment rates, which have a direct impact on prepaid revenues; and (iii) the closure of stores and other recharge outlets due to COVID-19.

Postpaid

Oi closed the quarter with 9,719 thousand RGUs in the postpaid segment, reflecting a 13.9% increase in the customer base and net adds of 1,186 thousand RGUs compared to 2Q19, mainly due to more competitive offerings and the strategy of encouraging prepaid customers to migrate to postpaid plans. In the sequential comparison, the customer base fell 0.7%.

The positive physical results were reflected in revenues, which grew 6.5% over 2Q19. Regional offerings, simplification, innovation, more aggressive sales and the refarming of the 1.8 GHz frequency range for 4G and 4.5G were the main drivers that continue enabling the positive results of the postpaid segment, in addition to the strategy of accelerating the customers’ migration from the prepaid to the postpaid segment. In the sequential comparison, revenues dropped 2.7%, due to a slight increase in bad debt as a result of COVID-19.

2G, 3G, 4G and 4.5G Coverage

Oi’s 2G coverage reached 3,499 municipalities (93% of the country’s urban population) in 2Q20, while 3G coverage reached 1,654 municipalities, or 82% of the Brazilian urban population.

4G access reached 1,029 municipalities, or 75% of the Brazilian urban population. Moreover, 4.5G coverage reached 62 municipalities, serving around 20% of the urban population.

Oi works in partnership with other operators to share the network in order to maximize investments and reduce costs, while consistently improving the quality of services and customer experience.

Mobile ARPU

Mobile ARPU stood at R$ 15.5 in 2Q20 (-3.5% y.o.y. and -3.9% q.o.q.).

11

Operating RESULTS

B2B

Table 5 – Net Revenues and RGUs of the B2B segment

	2Q20	2Q19	1Q20	YoY	QoQ	2020	2019	YoY
B2B
Net Revenues (R$ million)	1,265	1,419	1,317	-10.9%	-4.0%	2,582	2,837	-9.0%
Corporate	770	862	777	-10.6%	-0.8%	1,547	1,724	-10.2%
IT	158	103	138	53.3%	14.2%	296	203	45.7%
Data	338	414	349	-18.2%	-3.1%	688	824	-16.5%
Other	274	345	289	-20.6%	-5.1%	563	697	-19.2%
Wholesale	238	257	274	-7.3%	-13.0%	512	513	-0.2%
Small Enterprises	256	301	267	-14.8%	-4.0%	523	601	-13.0%
Fiber	13	3	11	325.3%	16.4%	24	5	431.2%
Other	243	297	256	-18.2%	-4.9%	499	596	-16.3%
Revenue Generating Units (RGU) - ('000)	6,395	6,761	6,481	-5.4%	-1.3%	6,395	6,761	-5.4%
Corporate	4,423	4,550	4,439	-2.8%	-0.4%	4,423	4,550	-2.8%
Wholesale	282	290	284	-3.0%	-0.8%	282	290	-3.0%
Small Enterprises	1,690	1,920	1,758	-12.0%	-3.9%	1,690	1,920	-12.0%
Fiber	107	28	92	285.1%	16.3%	107	28	285.1%
Other	1,583	1,893	1,666	-16.4%	-5.0%	1,583	1,893	-16.4%

Net revenues from the B2B segment totaled R$ 1,265 million in 2Q20 (-10.9% y.o.y. and -4.0% q.o.q.). The segment was affected by a decline in Corporate legacy services, mainly due to a reduction in voice traffic and data, intensified by the confinement policy and remote work implemented by companies to contain COVID-19. Besides that, some companies temporarily suspended the subscription of services provided by Oi and fixed-to-mobile calls (VC), which also hurt revenue in the period. Revenues from Small Enterprises also fell in the quarter, mainly due to high exposure to copper services (94% of the total) and the closure of companies in the sectors most affected by COVID-19, such as retail. Wholesale net revenues decreased 7.3% from 2Q19 and 13.0% from 1Q20. There was, however, continued growth in IT revenues (+53% y.o.y, and +14.2% q.o.q.), which is the main focus for the sustainable growth strategy of the B2B segment.

The Company closed 2Q20 with 6,395 thousand RGUs in the segment (-5.4% y.o.y. and -1.3% q.o.q.).

Corporate

With the launch of the new brand “Oi Soluções” for the Corporate segment in December 2019, Oi intends to integrate and provide digital solutions for Telecommunications and IT (Information Technology) with a customized and consulting positioning. The Company offers a comprehensive portfolio of ICT (Information and Communication Technology) solutions, impacting customers throughout the value chain in the areas of Cloud & Data Center, IoT (Internet of Things), Big Data & Analytics, Cybersecurity, Data and Voice Connectivity, and Management, in order to help generate new revenues and reduce expenses.

During the 1Q20, the Company added Oi Gestão 360º (allowing operators to manage connectivity, IT, security and business for customers); Smart Cloud 4.0 (Infrastructure as a Service (IaaS) in the hybrid cloud format, enabling the development of an edge architecture, focusing on IoT and video solutions); and Oi Smart Office 4.0 (solution for companies adopting remote work, comprising collaboration, connectivity and cloud computing platforms) to the portfolio that already included Oi WIFI 3.0+, Oi GIS (Integrated Service Management), Telepresenças Oi and Marketing Analytics Oi.

12

Operating RESULTS

Net revenues from the Corporate segment totaled R$ 770 million in 2Q20 (-10.6% y.o.y. and -0.8% q.o.q.), with a decline in the Data and Other lines, which represent the legacy services offered by the Company, as explained earlier. Thanks to its focus on IT services, IT revenues increased 53.3% over 2Q19 and 14.2% over 1Q20. This upturn was driven by social isolation, as companies hired these services due to an increased need for management and security services after their employees started working remotely. The segment recorded a decline in RGUs, with a customer base reduction of 2.8% compared to 2Q19 and 0.4% compared to 1Q20.

Wholesale

The Company aims to be the main national provider of transmission and transportation neutral network and facilitator of the 5G infrastructure in Brazil. Oi intends to focus on non-regulated revenues, through the creation of Infra Co, that rely on Oi’s extensive and non-replicable infrastructure, enabling the provision of superior quality services to telecommunications providers, internet providers and infrastructure companies involved in the supply chain of these services.

Wholesale net revenues totaled R$ 238 million in 2Q20 (-7.3% y.o.y. and -13.0% q.o.q.). The revenues decline in the period were mainly driven by a reduction in in regulated revenues with operators (EILD and wholesale voice termination rates). The confinement caused by COVID-19 caused a growth in demand for data, which impacted in growth in net sales with other operators due to need for bandwidth, impacting positively the revenue in the upcoming quarters.

Small Enterprises

For the Small Enterprises segment, the Company has been adopting the same strategy used in the B2C segment, given their market similarities and just launched the “Seu Negócio Oi” product, focusing on fiber as a network solution for small businesses. Oi continues to market regional offerings and intensify its commercial actions together with the “Network Reuse” approach for FTTH. The decline in net revenues (-14.8% y.o.y. and -4.0% q.o.q.) and the reduction in RGUs (-12% y.o.y. and -3.9% q.o.q.) were due to high exposure to copper revenues in this segment and the impact of the pandemic on the sector, as explained earlier.

13

Operating RESULTS

Operating Costs and Expenses

Table 6 – Breakdown of Routine Operating Costs and Expenses

R$ million	2Q20	2Q19	1Q20	YoY	QoQ	2020	2019	YoY
Routine Operating Costs and Expenses
Brazil	3,025	3,458	3,218	-12.5%	-6.0%	6,244	6,928	-9.9%
Personnel	535	589	597	-9.3%	-10.5%	1,132	1,184	-4.4%
Interconnection	119	104	111	14.7%	7.4%	230	239	-4.0%
Third-Party Services	1,318	1,493	1,414	-11.7%	-6.7%	2,732	2,980	-8.3%
Network Maintenance Service	218	256	234	-14.8%	-6.8%	453	531	-14.7%
Handset Costs/Other (COGS)	12	44	21	-71.4%	-39.2%	33	91	-63.7%
Marketing	66	113	70	-41.4%	-5.4%	137	185	-25.9%
Rent and Insurance	572	672	581	-14.9%	-1.6%	1,153	1,333	-13.5%
Provision for Contingencies	42	54	25	-23.2%	68.9%	67	114	-41.5%
Provision for Bad Debt	127	130	139	-2.6%	-8.3%	266	268	-0.7%
Taxes and Other Expenses (Revenues)	15	1	27	1159.4%	-44.2%	43	4	966.6%
International Operations	160	35	-3	356.3%	-6376.3%	157	67	133.8%
Routine OPEX	3,185	3,493	3,216	-8.8%	-1.0%	6,401	6,995	-8.5%

Consolidated routine opex, including international operations, totaled R$ 3,185 million in 2Q20 (-8.8% y.o.y. and -1.0% q.o.q.).

Routine opex from Brazilian operations amounted to R$ 3,025 million in 2Q20 (-12.5% y.o.y. and -6.0% q.o.q.).

As part of its strategic plan, the Company has been working on five macro fronts to reduce costs and simplify operations: (i) Sales, Marketing and Service; (ii) Processes and Organization; (iii) Business Support; (iv) IT; and (v) Network and Field Operations. The actions resulting from the work on these fronts started to be implemented in 2019, and the financial impacts are already being observed in the result.

Personnel

Personnel expenses totaled R$ 535 million in 2Q20. Personnel expenses fell 9.3% in the annual comparison, due to lower compensation costs, and 10.5% in the sequential comparison, as a result of lower compensation costs, in addition to a reduction in benefit costs.

Interconnection

Interconnection costs in Brazilian operations amounted to R$ 119 million in 2Q20 (+14.7% y.o.y. and +7.4% q.o.q.). This upturn was chiefly due to an increase in regulated tariffs occurred in February 2020.

Third-party Services

Costs and expenses related to third-party services in Brazilian operations totaled R$ 1,318 million in 2Q20 (-11.7% y.o.y. and -6.7% q.o.q.). This result is mainly due to the Company’s digital transformation actions as a cost discipline tool, through the automation and optimization of SAC and the Call Center operations and the reduction of expenses with IT projects focused on legacy products.

14

Operating RESULTS

Network Maintenance Services

Network maintenance services totaled R$ 218 million in 2Q20, down 6.8% from 1Q20, mainly due to the company's strategy of decommissioning the copper networks and accelerating the migration of customers from the copper for fiber. In the year-on-year comparison, network maintenance services declined 14.8%, also due to the same impacts mentioned, in addition to lower expenses with TUP maintenance.

Handset Costs/Other (COGS)

Handset costs in Brazilian operations amounted to R$ 12 million in 2Q20 (-39.2% q.o.q. and -71.4% y.o.y.), mainly due to a reduction in the number of handsets sold, intensified by the closure of stores as a result of the COVID-19 pandemic.

Marketing

Marketing expenses reached R$ 66 million in 2Q20 (-5.4% q.o.q. and -41.4% y.o.y.). The substantial year-on-year reduction occurred, mainly due to Mother's Day Campaigns, which this year was impacted by the policy of confinement and social isolation, culminating in the closing of stores.

Rent and Insurance

Rent and insurance expenses in Brazilian operations totaled R$ 572 million in 2Q20, in line with 1Q20 (-1.6%) and down 14.9% from 2Q19, mainly due to lower property, satellite and pole rental costs, offset by higher tower and equipment rental costs.

Provision for Contingencies

The provision for contingencies in Brazilian operations totaled R$ 42 million in 2Q20, a reduction of 23.2% compared to 2Q19, mainly due to a decline in the number of new legal proceedings, especially in the labor, special civil and corporate spheres. In the sequential comparison, the provision for contingencies increased 68.9% driven by a higher number of labor and civil consumer proceedings.

Provision for Bad Debt

The bad debt provision totaled R$ 127 million in 2Q20 (-2.6% y.o.y. and -8.3% q.o.q.). This improvement was mainly due to more effective collection efforts in the retail segment.

15

Operating RESULTS

EBITDA

Table 7 – EBITDA and EBITDA margin

	2Q20	2Q19	1Q20	YoY	QoQ	2020	2019	YoY
Oi S.A.
Routine EBITDA (R$ million)	1,359	1,599	1,533	-15.0%	-11.4%	2,891	3,226	-10.4%
Brazil	1,464	1,588	1,481	-7.8%	-1.1%	2,946	3,204	-8.1%
International Operations	-106	10	52	1139.8%	305.4%	-54	22	346.9%
Routine EBITDA Margin (%)	29.9%	31.4%	32.3%	-1.5 p.p.	-2.4 p.p.	31.1%	31.6%	-0.4 p.p.
Brazil	32.6%	31.5%	31.5%	1.1 p.p.	1.1 p.p.	32.1%	31.6%	0.4 p.p.
International Operations	-195.6%	22.5%	105.2%	-218.1 p.p.	-300.8 p.p.	-52.7%	24.6%	-77.3 p.p.
Non-routine Items (R$ million)	0	-167	367	n.m.	n.m.	367	820	n.m.
EBITDA (R$ million)	1,359	1,431	1,899	-5.1%	-28.5%	3,258	4,046	-19.5%
Brazil	1,464	1,421	1,566	3.1%	-6.5%	3,031	4,024	-24.7%
International Operations	-106	10	333	-1139.8%	-131.8%	227	22	934.3%
EBITDA Margin (%)	29.9%	28.1%	40.0%	1.8 p.p.	-10.1 p.p.	35.1%	39.6%	-4.5 p.p.

Consolidated routine EBITDA totaled R$ 1,359 million in 2Q20 (-15.0% y.o.y. and -11.4% q.o.q.).

Routine EBITDA from Brazilian operations amounted to R$ 1,464 million in 2Q20 (-7.8% y.o.y. and -1.1% q.o.q.). The routine EBITDA margin from Brazilian operations was 32.6%, 1.1 p.p. higher than in 2Q19 and 1Q20.

Routine EBITDA from international operations (Africa and East Timor) came to -R$ 106 million in 2Q20, versus R$ 10 million in 2Q19 and R$ 52 million in 1Q20.

It is worth noting that routine EBITDA considers the effects of the adoption of IFRS 16. For comparison purposes, excluding the impacts of IFRS 16, routine EBITDA from Brazilian operations would total R$ 1,022 million.

Investments

Table 8 – Capex

R$ million	2Q20	2Q19	1Q20	YoY	QoQ	2020	2019	YoY
Capex
Brazil	1,751	2,057	1,781	-14.9%	-1.7%	3,531	3,774	-6.4%
Fiber (1)	1,120	748	1,073	49.7%	4.5%	2,193	1,323	65.8%
Copper	195	567	276	-65.6%	-29.1%	471	1,080	-56.4%
DTH	17	92	18	-81.8%	-7.5%	35	184	-81.0%
Mobile	282	421	261	-33.0%	8.1%	544	749	-27.4%
B2B	136	228	153	-40.5%	-11.3%	289	438	-34.1%
International Operations	7	4	13	95.8%	-43.5%	21	11	83.5%
Total	1,758	2,061	1,794	-14.7%	-2.0%	3,552	3,786	-6.2%

(1) Includes Fiber + Wholesale.

16

Operating RESULTS

The Company’s consolidated capex, including international operations, totaled R$ 1,758 million in 2Q20 (-14.7% y.o.y. and -2.0% q.o.q.). Capex in Brazilian operations amounted to R$ 1,751 million in 2Q20 (-14.9% y.o.y. and -1.7% q.o.q.).

Despite a reduction in total Capex in the period, the breakdown of investments by product shows that Oi has been allocating most of its funds to compliance with its Strategic Plan, focused on the expansion of FTTH, bringing high-speed broadband to the customers’ homes. Investments in Fiber totaled R$ 1,120 million (+49.7% y.o.y. and +4.5% q.o.q.).

Operational Cash Flow (Routine EBITDA – Capex)

Table 9 - Operational Cash Flow

R$ million	2Q20	2Q19	1Q20	YoY	QoQ	2020	2019	YoY
Oi S.A.
Routine EBITDA	1,359	1,599	1,533	-15.0%	-11.4%	2,891	3,226	-10.4%
Capex	1,758	2,061	1,794	-14.7%	-2.0%	3,552	3,786	-6.2%
Routine Operational Cash Flow (EBITDA - Capex)	(399)	(462)	(261)	-13.6%	52.9%	-661	-560	18.0%

Table 10 - Operational Cash Flow from Brazilian Operations

R$ million	2Q20	2Q19	1Q20	YoY	QoQ	2020	2019	YoY
Oi S.A.
Routine EBITDA	1,464	1,588	1,481	-7.8%	-1.1%	2,946	3,204	-8.1%
Capex	1,751	2,057	1,781	-14.9%	-1.7%	3,531	3,774	-6.4%
Routine Operational Cash Flow (EBITDA - Capex)	(286)	(469)	(299)	-38.9%	-4.4%	-586	-571	2.6%

Consolidated routine operational cash flow (routine EBITDA minus capex) was negative by R$ 399 million in 2Q20, while routine operational cash flow in Brazilian operations was negative by R$ 286 million, mainly due to the continued acceleration of investments and lower revenues, which impacted EBITDA, as mentioned in the Revenues and Capex sections.

Depreciation/Amortization

Table 11 – Depreciation and Amortization

R$ million	2Q20	2Q19	1Q20	YoY	QoQ	2020	2019	YoY
Depreciation and Amortization
Total	1,725	1,729	1,711	-0.3%	0.8%	3,436	3,419	0.5%

Depreciation and amortization expenses totaled R$ 1,725 million in 2Q20 (-0.3% y.o.y. and +0.8% q.o.q.).

17

Financial RESULTS

Financial Results

Table 12 – Financial Result (Oi S.A. Consolidated)

R$ million	2Q20	2Q19	1Q20	2020	2019
Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	-534	-330	-492	-1,026	-630
Amortization of fair value adjustment	-364	-204	-578	-942	-420
Net FX Result (on fin. investments and loans and financing)	-669	125	-2,657	-3,326	29
Other Financial Income / Expenses	-1,559	-964	-2,749	-4,308	-555
Net Financial Income (Expenses)	-3,127	-1,374	-6,476	-9,603	-1,575

Oi S.A. recorded a consolidated net financial expense of R$ 3,127 million in 2Q20, versus a net financial expense of R$ 6,476 million in 1Q20 and R$ 1,374 million in 2Q19.

The sequential decline was mainly due to lower expenses in the “Net FX Result”, as a result of lower depreciation of the real against the US dollar in the period (5.3% in 2Q20 vs. 29.0% in 1Q20). The “Other Financial Income/Expenses” line also showed a decrease in expenses in 2Q20, mainly due to the exchange rate variation on onerous liabilities (contracts for data transmission via submarine cables and satellites) totaling R$ 391 million in 2Q20 (vs. R$ 1,670 million in 1Q20). The “Amortization of Fair Value Adjustment” line was also positively impacted by the depreciation of the real against the U.S. dollar and the euro in the quarter. Meanwhile, the “Net Interest” line remained virtually flat.

In the year-on-year comparison, on the other hand, the consolidated net financial expense increased, due to the 1.7% appreciation of the real against the US dollar in 2Q19, which led to higher financial income under “Net FX Result” and lower financial expenses under “Amortization of Fair Value Adjustment”. Finally, the "Net Interest” line increased mostly due to interest on the new debentures issued in January this year, and by the impact of the higher FX level on interest on debt in foreign currency when converted into reais.

18

Financial RESULTS

Net Earnings (Loss)

Table 13 – Net Earnings (Loss) (Oi S.A. Consolidated)

R$ million	2Q20	2Q19	1Q20	YoY	QoQ	2020	2019	YoY
Net Earnings (Loss)
Earnings before interest and taxes (EBIT)	-366	-298	188	n.m.	n.m.	-178	627	-128.4%
Financial Results	-3,127	-1,374	-6,476	n.m.	-51.7%	-9,603	-1,575	n.m.
Income Tax and Social Contribution	-1	-37	34	n.m.	n.m.	33	-82	n.m.
Net Income (Loss) from Continuing Operations	-3,493	-1,709	-6,254	104.4%	-44.1%	-9,747	-1,030	n.m.
Consolidated Net Income (Loss)	-3,493	-1,709	-6,254	104.4%	-44.1%	-9,747	-1,030	n.m.
attributable to owners of the Company	-3,409	-1,559	-6,280	118.7%	-45.7%	-9,689	-991	n.m.
attributable to non-controlling interests	-84	-150	26	n.m.	-419.8%	-58	-40	n.m.

The Company's operating earnings (loss) before the financial result and taxes (EBIT) came to a loss of R$ 366 million, versus a loss of R$ 298 million in 1Q19 and earnings of R$ 188 million in 1Q20. The Company recorded a net financial expense of R$ 3,127 million and an expense of R$ 1 million in the Income Tax and Social Contribution line, giving a consolidated net loss of R$ 3,493 million in 2Q20.

19

Additional information

Debt & Liquidity

Table 14 – Debt

R$ Million	Mar/20	Mar/19	Dec/19	% Gross Debt
Debt
Short Term	454	313	179	1.7%
Long Term	25,661	16,555	24,262	98.3%
Total Debt	26,115	16,868	24,441	100.0%
Local Currency Exposure	9,108	8,160	8,905	34.9%
Foreign Currency Exposure	17,007	8,714	15,536	65.1%
Swaps	0	-6	0	0.0%
(-) Cash	-6,073	-4,296	-6,310	-23.3%
(=) Net Debt	20,043	12,573	18,131	76.7%

Oi S.A. ended 2Q20 with consolidated gross debt of R$ 26,115 million, an increase of 6.8%, or R$ 1,674 million, over 1Q20 and 54.8%, or R$ 9,247 million, over 2Q19. The sequential and annual increases were due to interest accrual and amortization of the present value adjustment, which contributed to increasing debt with every passing quarter, as well as the depreciation of the real against the US dollar by 5.3% in the sequential comparison and 42.9% in the annual comparison The issuance of private debentures totaling approximately R$ 2,500 million in 1Q20, as provided for in the Judicial Reorganization Plan, also contributed to the year-on-year increase.

At the end of June, dollar-denominated debt accounted for 65.2% of fair value debt. The consolidated average term of debt remained at around 10 years in 2Q20.

The Company closed 2Q20 with a consolidated cash position of R$ 6,073 million, a decline of 3.8%, or R$ 237 million, from March 2020 and an increase of 41.4%, or R$ 1,777 million, from June 2019, resulting in net debt of R$ 20,043 million. The reduction in the cash position was mainly due to high Capex, in line with the Company’s Strategic Plan, partially offset by the receipt of three additional monthly installments of the sale of the PT Ventures subsidiary, in addition to the postponement of the payment of one-off regulatory obligations that were originally due in the period.

20

Additional information

Table 15 – Cash Position (Brazilian Operations)

R$ Million
1Q20 Cash Position	6,310
Routine EBITDA	1,464
IFRS16	-442
Capex	-1,751
Working capital	-169
Judicial Deposits + Taxes	117
Financial operations	-45
Non Core	588
2Q20 Cash Position	6,073

The Company closed 2Q20 with a cash position of R$ 6,073 million, consuming R$ 237 million in the quarter, The high level of investments accounted for most of this cash consumption in the quarter, offset by the receipt of three additional monthly installments of the sale of our interest in Unitel, totaling R$ 588 million, highlighted in the “Non-core cash effect” line.

Working capital was negative by R$ 169 million in 2Q20 and continued be negatively impacted by Capex payments, due to the fiber expansion plan.

Table 16 – Gross Debt Breakdown

R$ Million
Gross Debt Breakdown - 2Q20	Face Value	Fair Value Adjustment	Fair Value
BNDES	4,101	-	4,101
Local Banks	9,305	(4,303)	5,002
ECAs	9,220	(5,435)	3,785
Qualified Bonds	9,484	(932)	8,552
Facility "Non Qualified"	507	(168)	339
General Offering	5,966	(5,163)	803
Private Debenture (Bridge Loan)	3,567	-	3,567
Other	(34)	-	(34)
Total Gross Debt	42,115	(16,000)	26,115

21

Additional information

Table 17 – Statement of Operations (Oi S.A. Consolidated)

R$ million	2Q20	2Q19	1Q20	2020	2019
Net Operating Revenues	4,544	5,091	4,749	9,292	10,221
Operating Costs and Expenses	-3,185	-3,660	-2,849	-6,034	-6,176
Personnel	-547	-600	-609	-1,156	-1,204
Interconnection	-120	-105	-112	-232	-241
Third-Party Services	-1,334	-1,511	-1,429	-2,763	-3,010
Network Maintenance Service	-219	-257	-235	-453	-531
Handset Costs/Other (COGS)	-17	-46	-23	-40	-96
Marketing	-67	-114	-71	-138	-186
Rent and Insurance	-577	-674	-584	-1,161	-1,337
Provision for Contingencies	-41	-54	-22	-63	-114
Provision for Bad Debt	-127	-131	-139	-266	-267
Taxes and Other Revenues (Expenses)	-135	-170	374	239	810
EBITDA	1,359	1,431	1,899	3,258	4,046
Margin %	29.9%	28.1%	40.0%	35.1%	39.6%
Depreciation and Amortization	-1,725	-1,729	-1,711	-3,436	-3,419
EBIT	-366	-298	188	-178	627
Financial Expenses	-3,983	-1,353	-9,861	-13,843	-2,906
Financial Income	856	-20	3,385	4,241	1,330
Net Earnings (Loss) Before Tax and Social Contribution	-3,493	-1,672	-6,288	-9,781	-949
Income Tax and Social Contribution	-1	-37	34	33	-82
Consolidated Net Earnings (Loss)	-3,493	-1,709	-6,254	-9,747	-1,030
Margin %	-76.9%	-33.6%	-131.7%	-104.9%	-10.1%

22

Additional information

Table 18 – Balance Sheet (Oi S.A. Consolidated)

R$ million	06/30/2020	03/31/2020	06/30/2019
TOTAL ASSETS	73,152	73,947	76,367
Current	19,176	19,359	21,937
Cash and cash equivalents	5,851	6,090	4,061
Financial investments	189	186	197
Derivatives	0	0	6
Accounts Receivable	6,437	6,271	6,677
Inventories	309	340	319
Recoverable Taxes	484	530	651
Other Taxes	1,637	1,073	1,726
Assets in Escrow	1,472	1,463	1,522
Held-for-sale Assets	510	520	4,781
Other Current Assets	2,287	2,886	1,997
Non-Current Assets	53,976	54,587	54,430
Long Term	9,786	10,577	10,028
.Recoverable and Deferred Taxes	123	123	0
.Other Taxes	2,353	2,788	1,913
.Financial investments	33	34	38
.Assets in Escrow	6,275	6,596	7,192
.Other	1,125	1,160	885
Investments	122	124	117
Property Plant and Equipment	40,424	40,070	37,775
Intagible Assets	3,644	3,816	6,509

TOTAL LIABILITIES	73,152	73,947	76,367
Current	11,915	11,523	12,010
Suppliers	4,340	4,952	6,038
Leases	1,632	1,612	1,467
Loans and Financing	454	179	319
Payroll and Related Accruals	810	815	785
Provisions	693	529	506
Payable Taxes	39	65	20
Other Taxes	1,766	1,434	971
Dividends Payable	6	6	6
Liabilities associated to held-for-sale assets	171	162	473
Authorizations and Concessions Payable	67	80	36
Other Accounts Payable	1,936	1,689	1,390
Non-Current Liabilities	53,074	50,826	38,497
Suppliers	3,780	3,167	3,054
Leases	7,110	7,189	6,681
Loans and Financing	25,661	24,262	16,555
Payable and Deferred Taxes	0	0	53
Other Taxes	1,247	1,221	639
Contingency Provisions	4,713	4,870	4,161
Pension Fund Provision	658	652	610
Other Accounts Payable	9,904	9,466	6,743
Shareholders' Equity	8,164	11,598	25,859

23

Additional information

Table 19 – EBITDA and EBITDA margin (without IFRS 16 impacts)

	2Q20	2Q19	1Q20	YoY	QoQ	2020	2019	YoY
Oi S.A.
Routine EBITDA (R$ million)	1,359	1,599	1,533	-15.0%	-11.4%	2,891	3,226	-10.4%
Brazil	1,464	1,588	1,481	-7.8%	-1.1%	2,946	3,204	-8.1%
International Operations	-106	10	52	1139.8%	305.4%	-54	22	346.9%
IFRS16 Impact	-442	-381	-435	n.m.	n.m.	-878	-758	n.m.
Routine EBITDA without IFRS16 (R$ million)	917	1,218	1,097	-24.7%	-16.5%	2,014	2,468	-18.4%
Brazil	1,022	1,208	1,046	-15.3%	-2.2%	2,068	2,446	-15.5%
International Operations	-106	10	51	1146.0%	305.7%	-54	22	348.7%
EBITDA Margin (%)	20.2%	23.9%	23.1%	-3.7 p.p.	-2.9 p.p.	21.7%	24.1%	-2.5 p.p.

24

Additional information

Please note

The main tables in this Earnings Release will be available in Excel format in the “Financial Information/Quarterly Reports” section of the Company’s website (www.oi.com.br/ri).

Definitions of the terms used in the Earnings Release are available in the Glossary section of the Company’s website: https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&conta=28&tipo=44320

25

Additional information

Subsequent Events

•	On July 18, 2020, Oi published a Material Fact announcing to its shareholders and the market in general that, on that date, it received a binding, irrevocable and irreversible offer from Highline do Brasil II Infraestrutura de Telecomunicações S.A. to acquire the isolated production unit (“UPI”) to be comprised of 100% of the shares issued by a special purpose vehicle holding assets and liabilities related to the Company’s and its subsidiaries’ outdoor and indoor radiofrequency transmission site activities (the “Oi Companies” and “UPI Towers”, respectively). In accordance with the offer, subject to certain conditions, Highline undertakes to acquire the UPI Towers for the amount of R$1,076,740,878, calculated based on the net revenue of the telecommunications sites, if it wins the competitive process.
•	On July 18, 2020, Oi published a Material Fact announcing to its shareholders and the market in general that, on that date, it received third-party binding proposals for the Company’s mobile operation assets.
•	On July 22, 2020, further to the Material Fact disclosed on July 18, 2020, Oi published a Material Fact announcing to its shareholders and the market in general that it signed, on that date, an Exclusivity Agreement with Highline do Brasil II Infraestrutura de Telecomunicações S.A., which presented the best binding offer, above the minimum price established for acquisition, in a competitive process. Under the Agreement, the Company granted Highline exclusivity, subject to the terms and conditions provided for in the Agreement and maintaining the economic terms of the Offer, to negotiate the documents and attachments related to the Offer.
•	On July 28, 2020, Oi published a Material Fact announcing to its shareholders and the market in general that, at the end of the day on July 27, 2020, it received a revised binding offer made jointly by Telefônica Brasil S.A., TIM S.A. e Claro S.A. (the “Tenderers”), in the amount of R$ 16,500,000,000.00, added to the commitment to enter into long-term agreements with Oi for the performance of transmission capacity services. The revised binding offer made by the Tenderers, which provides more favorable financial conditions than the previous proposals, is subject to certain conditions that are common in processes of this nature.
•	On August 7, 2020, further to the Material Fact disclosed on July 28, 2020, Oi published a Material Fact announcing to its shareholders and the market in general that it signed, on that date, in light of the conditions of the revised binding offer made jointly by Telefônica Brasil S.A., TIM S.A. and Claro S.A., the Company entered into an exclusivity agreement with the Tenderers on this date, with the purpose of negotiating the documents and exhibits regarding the Revised Offer exclusively with the Tenderers.
•	On August 12, 2020 the Company informed its shareholders and the market in general that the 7th Corporate Court of the Capital District of the State of Rio de Janeiro has approved the dates suggested by the judicial administrator for the new General Creditors’ Meeting (Assembleia Geral de Credores, or “AGC”), designating September 8, 2020 for the first call of the AGC, and September 14, 2020 for the second call of the ACG, to be held in both cases at Centro de Convenções SulAmérica.

26

Additional information

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly held company, must notify the Securities and Exchange Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its shares, or of rights over those shares or other securities that it has issued.

Table 20 – Shares of the Company’s Capital Stock

	Capital	Treasury	Free-Float[1]
Common	5,796,477,760	30,595	5,796,444,654
Preferred	157,727,241	1,811,755	155,915,481
Total	5,954,205,001	1,842,350	5,952,360,135

Shareholding position as of June 30, 2020.

(1) The outstanding shares do not consider the shares held by the Board of Directors and by the Executive Board.

27

DISCLAIMER

Rio de Janeiro, August 13, 2020. This report includes consolidated financial and operating data for Oi S.A. - Under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) and its direct and indirect subsidiaries as of March 31, 2020. In compliance with CVM instructions, the data are presented in accordance with International Financial Reporting Standards (IFRS). Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on is intended to indicate possible trends and forward-looking statements, which, clearly, involve uncertainty and risk, so that future results may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry conditions, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Oi – Investor Relations
Marcelo Ferreira	+55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Bruno Nader	+55 (21) 3131-1629	bruno.nader@oi.net.br

28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer